Exhibit 99.1

Press Release 03 August 2023 1 Vertical Aerospace Announces First Half-Year 2023 Financial Results Company Issues Shareholder Letter London, UK & New York, USA – 03 August 2023 Vertical Aerospace Ltd. (“Vertical” or the “Company”) (NYSE: EVTL; EVTLW), a global aerospace and technology company that is pioneering zero emission aviation, announces its financial results for the six months ended June 30, 2023. The Company has also issued a shareholder letter in conjunction with the filing of its first half-year results, which is posted to its investor relations website at investor.vertical-aerospace.com. Stephen Fitzpatrick, Vertical Founder and CEO, said: “We have seen fantastic momentum at Vertical in the first half of 2023 across our testing, certification, and commercial efforts. We have conducted our first untethered flights of our full-scale VX4, been granted a Design Organisation Approval from the CAA, and brought South Korea into our launch markets, with Kakao Mobility as a new customer. We are maintaining our disciplined spend with a £36m net operating loss for the first half of 2023. Over the next year, from 1 August 2023, we expect to spend c.£80m. Over this timeframe we will substantially progress our flight test programme both with crewed tests of our current prototype, and assembly and rigorous testing of our upgraded second full-scale VX4.” First Half-Year 2023 and Recent Operational Highlights • Vertical has continued to advance its flight test activities with progress in its thrustborne flight test campaign (including lifting, hovering, flying and landing vertically, by the thrust of the aircraft’s propulsion system). The flight tests have included numerous hovers, both tethered and untethered, as well as expanding the low-speed flight envelope with the Company’s full-scale VX4 prototype aircraft under remotely piloted conditions and powered by our proprietary battery systems. • Vertical is progressing the build of its second prototype VX4, which will incorporate learnings from tests conducted to date and advancements in its partners’, and its own in-house technology.

Press Release 03 August 2023 2 • Vertical has continued to make progress with its certification activities for the VX4 aircraft, including a detailed familiarisation session with the CAA on the aircraft design and certification basis. Further technical discussions are being advanced with the CAA, and technical familiarisation sessions with EASA, the FAA and the Japan Civil Aviation Bureau are expected before the end of 2023. Additionally, in June 2023, Brazil’s National Civil Aviation Agency informed the CAA that it has accepted Vertical’s application for validation of its type certificate in Brazil, which will enable the Company’s operations in Brazil. • In July 2023, Vertical announced the appointment of Stuart Simpson as Chief Financial Officer, joining in September 2023. Stuart is a seasoned leader, most recently serving as the Group Chief Financial Officer of Avast, a FTSE 100 company. Previously, Mr. Simpson held the roles of Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer at Royal Mail, also a FTSE 100 company. Mr. Simpson has a long history in the automotive industry, working for General Motors and Rolls Royce and Bentley Motor Car Company. • In May 2023, Vertical announced that it is partnering with South Korean mobility-as-a-service company, Kakao Mobility, to evaluate and advance commercially sustainable urban air mobility travel solutions in South Korea. Kakao Mobility has agreed to pre-order, subject to certain conditions, up to 50 VX4 aircraft. The parties agreed to establish a joint working group with Kakao Mobility to drive the commercialisation of AAM services in South Korea, including the exploration of network and fleet planning, infrastructure requirements, regulatory development, and consumer awareness of eVTOL mobility solutions. First Half-Year 2023 and Recent Financial Highlights • Vertical reported a net operating loss of £36.0m for the six months ended June 30, 2023, compared to a net operating loss of £39.5m for the six months ended June 30, 2022. • The net operating loss for the period primarily includes the continued investment in the development of Vertical’s second full-scale prototype aircraft, and costs supporting our thrustborne flight campaign. • As of June 30, 2023, Vertical had cash and cash equivalents of £89.7m. Financial Outlook • The 2023 capital plan continues to remain on track, with net cash outflows to be used in operating activities in the second half of the year expected to be between £40m and £45m. • Net cash outflows incurred in the third quarter of the year will be in relation to the advancement of our airborne flight test programme and further investment in our second full scale prototype aircraft. • As previously announced, to support our ongoing capital requirements, fund our future operations and remain as a going concern, Vertical intends to raise additional capital during 2023. The above forward-looking statements reflect our expectations for the six months ending December 31, 2023 as of August 3, 2023, and are subject to substantial uncertainty. Our results are based on assumptions that we believe to be reasonable as of this date, but may be materially affected by many factors, as discussed below in “Forward-Looking Statements.”

Press Release 03 August 2023 3 About Vertical Aerospace Vertical Aerospace is pioneering electric aviation. The company was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the OVO Group, a leading energy and technology group and Europe’s largest independent energy retailer. Vertical has focused on building the most experienced and senior team in the eVTOL industry, who have previously certified and supported over 30 different civil and military aircraft and propulsion systems. Vertical has forged strong relationships with industry-leading players to develop the various components of its aircraft and build a sophisticated eVTOL ecosystem, creating efficiencies across the manufacturing processes, aircraft operations and maintenance. Vertical’s ordinary shares listed on the NYSE in December 2021 under the ticker “EVTL”. Find out more: vertical-aerospace.com About the VX4 eVTOL Aircraft Vertical’s VX4 eVTOL is projected to be capable of transporting a pilot and up to four passengers, traveling distances of up to 100 miles, and achieving a cruise speed of 150 miles per hour, while producing minimal noise and zero operating emissions. Find out more: vertical-aerospace.com For more information: Vertical Media Ambika Sharma nepeanverticalteam@nepean.co.uk +44 759 647 4020 Vertical Investors Eduardo Royes investors@vertical-aerospace.com + 1 646 200 8871

Press Release 03 August 2023 4 Unaudited Condensed Consolidated Interim Statement of Comprehensive Income H1’2023 £ 000 H1’2022 £ 000 Research and development expenses (27,500) (19,396) Administrative expenses (24,266) (23,466) Related party administrative expenses (42) - Other operating income 15,845 3,407 Operating loss (35,963) (39,455) Finance income 32,333 42,497 Finance cost (8,140) (20,063) Net finance income/(costs) 24,193 22,434 Loss before tax (11,770) (17,021) Income tax expense - - Net loss for the period (11,770) (17,021) Foreign exchange translation differences (6,922) 9,482 Total comprehensive loss for the period (18,692) (7,539)

Unaudited Condensed Consolidated Interim Statement of Cashflows

	H1'2023 £ 000	H1'2022 £ 000
Cash flows from operating activities		
Net loss for the period	(11,770)	(17,021)
Adjustments to cash flows from non-cash items:		
Depreciation and amortization	990	832
Depreciation on right of use assets	327	189
Finance (income)/costs	(24,193)	(22,434)
Share based payment transactions	7,056	7,294
	(27,590)	**(31,140)**
Working capital adjustments:		
(Increase) in trade and other receivables	(863)	(1,499)
(Decrease)/increase in trade and other payables	(4,603)	(30,442)
Net cash (outflow) from operating activities	**(33,056)**	**(63,081)**
Cash flows from investing activities		
Decrease in financial assets at amortized cost	59,886	-
Acquisitions of property plant and equipment	(1,304)	(167)
Acquisition of intangible assets	(73)	(393)
Interest received on deposits	2,337	-
Net cash inflow/(outflow) from operating activities	**60,846**	**(560)**
Cash flows from financing activities		
Proceeds from issues of shares	180	-
Payments to lease creditors	(349)	(235)
Net cash (outflow) from financing activities	**(169)**	**(235)**
Net increase/(decrease) in cash at bank	**27,621**	**(63,876)**
Cash at bank as at January 1	62,927	212,660
Effect of foreign exchange rate changes	(855)	8,768
Cash at bank as at June 30	**89,693**	**157,552**

VERTICAL

Press Release 03 August 2023

5

Unaudited Condensed Consolidated Interim Statement of Financial Position

	30 June 2023 £ 000	31 December 2022 £ 000
Assets		
Non-current assets		
Property, plant and equipment	3,336	2,690
Right of use assets	2,784	3,121
Intangible assets	1,529	2,048
	7,649	7,859
Current assets		
Trade and other receivables	19,727	18,864
Financial assets at amortized cost	-	59,886
Restricted cash	1,700	1,700
Cash and cash equivalents	89,693	62,927
	111,120	143,377
Total assets	**118,769**	**151,236**
Equity		
Share capital	17	16
Other reserve	91,168	94,857
Share premium	257,838	257,197
Accumulated deficit	(352,648)	(344,752)
Total equity	**(3,625)**	**7,318**
Non-current liabilities		
Lease liabilities	2,259	2,645
Provisions	317	365
Derivative financial liabilities	100,834	115,247
Trade and other payables	3,933	4,153
	107,343	**122,410**
Current liabilities		
Lease liabilities	676	516
Warrant liabilities	2,727	4,961
Trade and other payables	11,648	16,031
	15,051	21,508
Total liabilities	**122,394**	**143,918**
Total equity and liabilities	**118,769**	**151,236**

VERTICAL Press Release 03 August 2023 6

Press Release 03 August 2023 7 Forward-Looking Statements This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the design and manufacture of the VX4, our future results of operations and financial position, including with respect to the second half of 2023, our plans for capital expenditures, our business strategy and plans and objectives of management for future operations, anticipated management changes and related timing, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, expectations surrounding pre-orders and commitments, the features and capabilities of the VX4, expected financial performance and operational performance, liquidity, growth and profitability strategies, our ability and plans to raise additional capital to fund our operations and related timing, our plans to mitigate the risk that we are unable to continue as a going concern, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; our potential inability to produce, certify or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders received are conditional and may be terminated at any time and any pre-delivery payments may be fully refundable upon certain specified dates; any circumstances; the inability for our aircraft to perform at the level we expect and may have potential defects; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel, our ability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; we have previous identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; as a foreign private issuer we follow certain home country corporate governance rules, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2023, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Source: Vertical Aerospace Ltd.